EXHIBIT 99.1

On January 24, 2007, the Registrant made a Form 6-K filing regarding the passage of a resolution by the Comision Nacional de Valores of the Republic of Argentina (the local securities regulatory agency, hereinafter, the “Commission”), Resolution No. 15,557 of the Commission, dated January 11, 2007, pursuant to which resolution an investigation was initiated by the Commission against the Registrant, the members of the Registrant’s board of directors at such time, the members of the Registrant’s supervisory committee at such time, Banco de Galicia y Buenos Aires S.A. (the principal subsidiary of the Registrant, hereinafter, the “Bank”), the members of the Bank’s board of directors at such time and the members of the Bank’s supervisory committee at such time (all such parties against whom the investigation was initially initiated being collectively, the “Parties”).  As previously reported in such earlier filing, the Commission initiated such investigation with respect to potential violations of various regulations relating to the possible wrong use of information and the possible insufficient disclosure of information, in each case, relating to open market purchases and sales by the Registrant of Notes due 2014 and 2019 held by the Registrant and issued by the Bank (the “Purchase and Sale Transactions”).

The Registrant hereby informs any readers hereof that, pursuant to Resolution No. 16,491 of the Commission, which was issued on December 29, 2010 and published on January 18, 2011, (i) the Parties were cleared and completely absolved by the Commission of all insider trading charges as the Commission found that the Purchase and Sale Transactions did not involve any insider trading; (ii) the Parties were cleared and completely absolved by the Commission of any claims regarding any infringement of their duty of care or any other obligation related to the Purchase and Sale Transactions and (iii) the Commission issued a warning to the Registrant with respect to its market disclosure regarding the Purchase and Sale Transactions which the Commission stated should have been disclosed as a “relevant event”.

THIS IS A BRIEF DESCRIPTION OF RESOLUTION NO. 16,491 MADE FROM THE ORIGINAL VERSION WRITTEN AND EXPRESSED IN SPANISH.